Filed by RITA Medical Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Horizon Medical Products, Inc.

Subject Company’s Exchange Act

File No. 001-15459

On May 13, 2004, RITA Medical Systems, Inc. and Horizon Medical Products, Inc. hosted a joint conference call to discuss the merger of RITA and Horizon. The transcript of the conference call is attached hereto.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

May 13, 2004

10:00 am CT

Operator:	Good morning. My name is (Rebecca) and I’ll be your conference facilitator. At this time, I would like to welcome everyone to the RITA Horizon Medical Conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period.

If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star and the number 2 on your telephone keypad. Thank you.

At this time, I would like to turn the conference over to Ms. Jill Bertotti. Ma’am, you may begin your conference.

Jill Bertotti:	Good morning and welcome to the RITA Medical Systems and Horizon Medical Products conference call to discuss this morning’s announcement of the merger of the two companies.

Before we start today’s call, there are two items I would like to cover with you. First, in addition to disseminating through PR Newswire this morning

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

today’s merger announcement, an e-mailed copy of the release was also sent to a large number of conference call participants. For those of you who didn’t receive a copy of the news release, please call Allen and Caron’s California office at (949) 474-4300 and we will e-mail you a copy of the news release right away.

Second, a dial-in replay of the conference call will begin shortly after the conclusion of today’s call and will be available until midnight on Saturday, May 15 and can be accessed by dialing (800) 642-1687 domestically, or (706) 645-9291 internationally and enter conference ID 7453603.

Certain slides will be used to accompany this conference call. To access those slides, please go to the web cast link provided on the RITA and HMP Web sites at www.ritamedical.com and www.hmpforlife.com and click on the PowerPoint only link provided. After you register your name and company, enter the password ‘Allencaron’ and you will be given the real-time access to the slides.

An archive of the call will also be available at both of these sites beginning shortly after the conclusion of this call.

Finally, I’d just like to remind everyone that statements made on this conference call related to the merger of RITA Medical Systems with Horizon Medical Products, the expected benefits of the merger and expectations regarding the combined Companies’ profitability are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Information regarding these risks is included in the Company’s filings with the Securities and Exchange Commission.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

With us today from RITA are (Joe) DeVivo, President and CEO, and (Don) Stewart, CFO. From Horizon, (Bob) Wenzel, COO and interim CEO. Each will make brief statements concerning the merger afterward which will be a question a question-and-answer period.

I’d now like to turn the call over to (Joe). Good morning, (Joe).

Joseph DeVivo:	Good morning, Jill. Thank you very much. I am very pleased today to discuss with you an exciting and what I believe a transformational transaction, which brings a new era to both RITA Medical and Horizon Medical.

Since I joined RITA this past summer, I’ve been very enthusiastic on the future of radiofrequency ablation and RITA’s role in ushering this important application for the treatment of cancerous tumors. Our company has accepted and delivered on restructuring of the last summer, our sales force has delivered on the restructuring over the past fall, and RITA is a company that delivers for investors two quarters of positive performance.

In tracking our strategy for our future, one thing kept coming up to our forefront, and that is that we have a good business and a good, core team of people. I felt there was a core group of management to build around and invest in.

Another thing I saw was a developing marketplace for medical devices and their use in oncology. RITA clearly is making impact on that stage. I believe there is truly an opportunity to develop a strong, independent medical device oncology business. RITA’s management team and our Board decided to pursue growth opportunities which can enhance our competitive position, improve our financial strength, transition ourselves from a ten year-old startup company to an enterprise with critical mass.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

When the Horizon/RITA opportunity came to our attention, we felt this was a very attractive option to meet the broader goals in the future development of RITA.

Moving forward, all of the upside opportunities for RITA that everyone has been waiting for are preserved. This deal gives us greater sales and marketing power, enhances our competitiveness, will provide more resources to drive greater procedure-adoption, will make our sellers more productive, deliver cost synergies and the ability to deliver a profitable company to our investors.

Also, I consider this a platform deal and I intent to build upon this platform by adding more exciting technologies to this portfolio. In my prior experience at U.S. Surgical and at Computer Motion, I’ve been involved in similar types of transactions. At U.S. Surgical, I’ve been involved when our company had purchased other companies; I was at U.S. Surgical when Tyco purchased U.S. Surgical and know how that was. Then most recently in this past year was with Computer Motion; that was acquired by Intuitive. I’ve been through many integration processes and I have all the confidence in the world that are two companies will integrate well and we will be a strong medical device company, going forward.

What I will do next is I’m going to review a few other strategic benefits of this transaction. We will then hear from (Bob) Wenzel as well, and then (Don) will go into some more of the transaction details and the financials.

So, our key targets for medical oncology are the interventional radiologists, surgical oncologists and medical oncologists. And what this combination does is allow us to develop an independent medical device oncology business that focuses on these core segments.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

These core segments are the call points and are the key customers for Horizon, and they are also the key call points for RITA. There are many very positive brands in our portfolio, which are differentiatable. Horizon has done a wonderful job in growing their business and in developing brands and developing differentiation. Their Vortex MP Port System is a flagship product for them and is one of the key reasons for their growth. They also have unique lifestyle technology and also, the lifeguard safety infusion needle has been a wonderful growth engine for the company over the past twelve months since its inception.

Also as you may be aware, Horizon has a distribution arrangement with Medtronic to distribute the IsoMed Hepatic Arterial Infusion pump, which is, again, another wonderful product that they have which augments and enhances the entire company’s position.

Of course, on the radiofrequency ablation side, we will maintain all of our products in ablation, focusing on all of these key and core segments, as well as maintain our aggressive investment in research and development, making sure that we maintain our leadership and maintain our position in our market.

In focusing on these similar call points, being medical oncology, surgical oncology and interventional radiology, and of course our customer who is in place at with the hospital administration, one of the challenges for both companies is maximizing and making our people more productive. On many occasions, our people are in procedures, servicing accounts with only one item to sell, and we have and identified a lot of local bandwidth that - and have a lot of time they can be filled more productively. This transaction allows us to improve our selling and also to be much more efficient on calling on our key customers. That is one of the reasons why this transaction is such a good fit for both companies.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

So again, as I mentioned, our desire is to create an independent, broad-based medical oncology device business. I honestly believe that we’re going to see a trend in the future where devices are going to play a role in the treatment of cancer. Today, it seems most of the options presented are drug-based and I believe that we will come up with very interesting ways of delivering drugs. I believe Horizon’s core competence, there’s many opportunities to develop the vascular access business and to continue to differentiate as well as they have in the past.

I also believe that there’s opportunities to bring on devices for local treatment of tumors. As we’ve seen such positive data that’s come out of RITA, if you can destroy that tumor, you can improve survival. We’re going to continue on that vein to build the business. If building the business means we will do so organically, we will do so; if it means we will do so through acquiring other product lines and other businesses, we will do so. This is our vision and our strategy, and I believe that this transaction is just beginning.

Let’s talk about just some of the strategic benefits from each of the products. From the radiofrequency ablation line, from the RITA line, if we look at, well, how does that line benefit from this transaction? Well, I believe, at the end of the day, we will have more than double the sellers focusing on that segment, more than double. As you know, we have markets not only for those call points but we have many organs we are going after, of course, liver, (unintelligible) and bone and we’re also working very aggressively on the other plans that you are all quite aware of.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

With a much larger selling organization, it improves our competitive nature. It allows us, as we’re building - RITA has developed a market over the last ten years and holds a very strong position but as this market increases, there are other people who will want to get into this marketplace. By having a very strong, direct distribution force, we will control our future and control our position in that market.

Of course, it increases our reach to more hospitals and allows us to get into more of the smaller community-based hospitals, as well as other hospitals that Horizon has very strong relationships with. It also allows us to, as I mentioned, concentrate on more procedures. I believe every time a merged entity seller goes into the hospital; they will be more productive and have more strategic options at their fingertips.

What are the benefits for the HMP product lines? Well, first of all, when you couple a high-growth product with a stable, differentiatable core product, it gives the seller many options; it allows for, in front of every single, or each of our individual call points, it allows them to have a strategy and have a product for every single visit, instead of a potential hit and miss when you only have one thing in your bag.

So, having a - for the radiofrequency ablation products with their core products, it also allows the HMP products to leverage many of the very strong relationships that we’ve created on both sides with radiofrequency ablation.

Also, I believe, as devices, especially ablation, becomes more and more a part of the treatment regimen, our new merged entity will have systemic delivery devices helping deliver chemotherapy, we will have regional delivery devices in the pumps, and we will have local treatment devices, which will allow us to provide an option for our clinicians to deliver treatment. We are developing a continuum here and a synergy within that continuum that I think is very powerful.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

Also, we don’t want to forget, of course, of a very important thing with our Medtronic distribution agreement. Medtronic believes in Horizon and Medtronic felt Horizon what is the right place to have their very important IsoMed hepatic artery pump distributed. One thing that we’ve found from RITA side is, on many of the procedures that hepatic artery infusion pumps are used, in many of these procedures are the same patients, same procedure are also having an arteric ablation. It’s not uncommon to have an arteric ablation and then for that patient to have a hepatic artery infusion pump. So, there is immediate synergy with Medtronic and the Medtronic IsoMed pump, which is also a very big positive, not only from a seller/productivity issue but also from a strategic issue.

So, I think you can tell on my phone I am very encouraged and very optimistic on the transaction and on the strategic value and the strategic clout that it gives the Company as it moves forward.

There is also, of course, some operational benefits. We estimate that we will be able to identify -we have identified and we will be able to get $5-7 million of annual cost savings. As we’ve mentioned earlier as well, that we will accelerate profitability on a significantly larger revenue base. It’s also very complicated and difficult to run a small public company on one product line, and this gives us the ability of developing critical mass in science, in manufacturing and in public company expenses and, as I mentioned earlier, of course, sales and marketing. We also believe this is an opportunity, post-integration, to improve our gross margins and the overall Company’s financial strength.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

With that, I’d also like to welcome (Bob) Wenzel, who is Chief Operating Officer and interim CEO of Horizon, who will also forward his comments on this transaction. (Bob)?

Robert Wenzel:	Thanks, (Joe). Good morning, everybody. This is truly an exciting day here at Horizon Medical Products.

Before I get into the reasons behind that excitement, I’d like to give you a little bit of background on what Horizon Medical Products has been doing for the past couple of years. I joined the company two years ago, almost to the date, and we identified a couple of key components to rebuilding the Company.

The first one was to get a sales organization put together that could sell high-value-add products. Today, we have about 43 sales reps around the United States; they are intelligent, hard-working reps capable of selling sophisticated medical devices and we’re proud to have that team assembled.

The second thing that we’ve focused on as a key component was to reduce our overall expense infrastructure. We’ve been working hard at that over the last couple of years. If you’ve looked at our last three quarters worth of financials, you can see that our objective was to achieve black ink, and we’ve accomplished that.

We find ourselves in a situation today, however, where we have got an infrastructure built that is capable of producing more sales. This infrastructure is adequate for what we have, but we can be much larger. I look at it like having excess capacity in a sales organization. When you have excess capacity like that with a fixed organizational structure, it can take the gross profits on those products and pretty much put them down to the bottom line.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

That’s the kind of profitable benefit that I would like to achieve by adding additional products into this infrastructure.

We’ve been working for quite a while on trying to find those additional products. We’ve looked at all angles; we’ve tried to see what products are out there that can be acquired, what kind of technology we can acquire, and we’ve also looked at aligning ourselves with a partner that’s got a complementary organization. That, frankly, is why this is so exciting.

I believe that the fit between Horizon Medical Products and RITA is a perfect fit. It’s really more than I had ever hoped for. RITA has got a lot of needs that we can supply, and we’ve got a lot of needs that RITA supplies us, and that’s really what a complementary company is all about.

We’ve got a fine manufacturing plant down here in Manchester, Georgia with very low-cost and RITA needs a lower-cost manufacturing facility. We’ve got an organization out there that - sales organization that needs additional products and through the combined sales forces, RITA provides a fine product, a great product to sell through that distribution system.

Another thing we needed is we needed a leader with a solid view of the future and as I’ve gotten to know Joseph DeVivo over the past couple of months, he is the man that can provide this new company with that vision. And (Joe) touched on it; it is getting to be more and more burdensome to be a small public company. Most public companies’ expenses are growing every day with this new Sarbanes-Oxley legislation, and it’s getting harder and harder for a company our size to support that kind extensive publicly held company. Obviously, the merger-will decrease the percentage of that public company expense and we will be able to eliminate one of them.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

There’s many, many benefits that I see in the merger; I won’t go through them all right now. A lot of them are that the people are complementary. Through the due diligence process, we have been able to get to know each other, and I believe the new company that comes out of this will be a perfect fit.

That’s the end of my comments. I’m going to pass it over now to (Don) Stewart, RITA’s CFO. (Don)?

Donald Stewart:	Thank you, (Bob). Thank you all for joining us this morning. I’m going to try to go through some of the details of the merger. Most of this I guess you will also see in the press release and, of course, be available to answer your question later on.

Each Horizon shareholder receives 0.4212 of a RITA share. RITA shareholders own 47.5% of the combined company and obviously, Horizon shareholders will own 52.5% of the combined company. The exchange ratio is not subject to a collar. Based on RITA’s closing stock price of 5.32 as of May 12, 2004, the transaction implies an equity value for Horizon of approximately 112 million. RITA expects to issue 18,644,000 shares and assumes options and warrants for an additional 3,935,000 shares.

In addition, the combined company will assume 17.1 million of Horizon debt. The noteholders of 8.3 million of Horizon’s Senior Subordinated Notes have agreed to extend the maturity from July 2005 to July 2008. The remaining 6.5 million of Senior Subordinated Notes will continue to be due in July of 2005. The merger is intended to qualify the tax-free reorganization.

We expect the merger to close in mid-August, 2004 and is subject to the approval of the shareholders of each company. It is expected HSR approval will not be required. Shareholders representing 53% of Horizon shares outstanding and 9% of RITA shares outstanding have signed voting agreements in favor of the transaction.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

On RITA’s One Quarter 04 earnings call, the following 2004 guidance was provided - improved revenue guidance - we improved the revenue guidance outlook to 15 to 20 % for the year and our FY 2004 earnings range of a 38 to 44 cents loss. The transaction is expected to significantly increase RITA’s revenue base.

On a Pro Forma basis, the combined company would report approximately 45 million in revenue in 2003. The combined company is expected to drive significant operating leverage from combining its large EVASA revenue with reduced operating cost structure. Preliminary estimates have identified 5 to 7 million of potential annual cost savings associated with the combination.

Horizon reported EBITDA of 3.6 million for the 12-month period ending March 31, 2004. As a result of the growing base of revenue and the assumed cost savings, we believe that the transaction will be accretive to earnings and the combined company will be profitable following a successful integration.

I’d like to turn it back over to (Joe).

Joseph DeVivo:	With that, we would like to open it up to Q&A. We know that there are a lot of questions and we will do the best we can to answer them for you. Obviously, as you know, it’s still very early in the stage but we will do our best to answer our questions and for those that we don’t have to, we will get back to you. Operator, if you will please open it up?

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

Operator:	At this time I would like to remind everyone if you would like to ask a question, please press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Wade King of Wells Fargo.

Wade King:	Hi guys, good morning. Can you hear me?

Joseph DeVivo:	Just fine. Good morning Wade.

Wade King:	Good morning. First off, could I just clarify a comment? I think, (Bob), you had made that there were 43 Horizon reps in the U.S. Is that correct?

Robert Wenzel:	Yes, that’s correct.

Wade King:	So the ballots are international, or are the in marketing, or are they territory managers?

Robert Wenzel:	Wade, are you talking about what’s in the press release?

Wade King:	Yes, 56 versus 43.

Robert Wenzel:	Right. If you take the direct sellers, management, people in marketing, the people who are in sales and marketing in its entirety for Horizon at the moment, it’s the 56 number.

Wade King:	Okay, and that includes 43 U.S. direct reps. is that right?

Robert Wenzel:	Direct territories.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

Wade King:	Are there any that are international distributors or reps as well?

Robert Wenzel:	Yes, we sell our products internationally through distributors. There’s actually 43 distributors that we have that are actively selling our products.

Wade King:	Forty-three distributors outside the U.S.?

Robert Wenzel:	That’s correct.

Wade King:	Okay. And can you give us an idea about what percent of your sales last year were international?

Robert Wenzel:	About 5%.

Wade King:	Okay, 5%, very good. Also, (Bob), could you, or (Joe), could you comment on the break out of Horizon sales in the latest year? For example, to the medical and surgical oncologists as opposed to the interventional radiologists?

Joseph DeVivo:	I will take a first stab and then, (Bob), maybe you jump in. The products are used to deliver different types of drug therapies. Depending upon the size of the hospital and who does it, the same products can be applied by either the surgical oncologists or interventional radiologists. Some are much easier to apply; some are not. Maybe I can ask (Bob) if you want to elaborate on that, but it’s not — I don’t know that it’s differentiated as clearly.

Robert Wenzel:	We actually, (Joe), do track that and we feel that about 60% of our products are sold to the surgeon, the general surgeon, the surgical oncologists, and about 40% are sold to the interventional radiologists. The medical oncologist is basically in the referral process there.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

Wade King:	Okay, very good. And my understanding, (Bob), correct me if I’m wrong, is that your sales efforts have, to some degree, taken advantage of opportunities at rural hospitals and ambulatory surgery centers and to some degree, that’s a function of opportunities - to some degree also I presume is because some of your competitors like Bard- they have more of a metropolitan focus.

On the other hand, RITA’s existing distribution has been targeted in some of the higher-volume urban centers. So, do you see synergies based on, one - is in fact that the case that you’ve been targeting some of the less mainstream, urban areas, (Bob)? Do you see synergies between the fact that that seems to have been your strength versus RITA obviously focused on a lot of the urban areas and that you’ll have a broader complement on the distribution side, aside from just the increased, combined numbers?

Robert Wenzel:	Basically, what you say is true. It’s never quite as clear-cut as that because we do have a presence in a lot of hospitals in downtown, that type of thing. But yes, we have found that there is complementary customers, where, you know, we are in a lot of the hospitals that the RITA force is not, and vice versa. So, we believe there’s going to be some synergies there in introducing ourselves to new customers. We think that’s one of the major opportunities here.

Wade King:	Okay, very good. Could you also comment on the growth rate in your business, in Horizon’s business, in 2003 over 2002? How much of that was related to the Medtronic distributed product, which I believe you had onboard for a bout five or six months? How much of it was related to the sales force - I’m sorry, the distribution you - changes you made at Horizon going to distribute to direct? How much of it was just organic, obviously, growth?

Robert Wenzel:	Okay, in 2003, we had about a - it was actually a 29% growth over 2002 revenues. Okay, the majority of that growth came from the fact that we went

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

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with the direct sales organization in some territories that were being covered by distributors who really weren’t exploiting the opportunities to the fullest extent.

Okay. Distributors in general, and it’s hard to make general statements, but they have a wide, broad offering of products that they can offer a value-add of kind of one-stop shopping. When you sell a value-added product, the sales rep has got to focus on the small points of the product that are beneficial to the prospect. Many times, distributors with a broad product line can’t focus that much on any individual product.

So, what we did is there was a distributor on the West Coast called (Kentech); there was a distributor in the middle part of the United States called Midwest Medical; and then we actually had a distributor, a wholly-owned distributor, out on the Northeastern part of the United States called (Sepic) Medical. We’ve divested ourselves of that distributor on the East Coast and we canceled the other two that I’d mentioned. We immediately went in with the direct sales organization and greatly increased the sales in all three of those areas. That’s really the major portion of the growth that we realized in 2003.

I believe, and I will have to look at some numbers here, Wade, in 2003, the pump sales made up about $1.6 million in revenue. Okay. And that’s on a growth of about $6 million in total for the Company from 2002 to 2003.

Wade King:	The 6 million was about a half of year’s sales, is that right?

Robert Wenzel:	That’s correct, about half a year.

Wade King:	Okay, very good. Just two follow-ups. You referenced your manufacturing facility in Georgia. Could you give us an idea of what percentage capacity or manufacturing facility in Georgia has been operating at? Is it 50%, or 80%, or —?

RITA MEDICAL SYSTEMS INCORPORATED

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Robert Wenzel:	Well, let’s see. The first thing that I think is really important here, Wade, is that we have virtually an unlimited supply of unskilled labor. We put an ad in the paper and my gosh, we are just flooded with applicants. There’s a high unemployment rate down here in Manchester, Georgia. So, we can get quality people at a very reasonable price.

The second thing I think that fits to your question, we operate right now in one shift. Okay, so certainly the capacity could go to two or three. But most importantly, I believe, is that there needs no physical adjustment to the facility to accommodate the RITA manufacturing process. We have adequate space here, so there will be now no investment that we need to make in the property expansion to accommodate the RITA manufacturing process. Does that answer your question?

Wade King:	Yes, that’s very helpful. Lastly, (Joe), could you just give a little bit more detail on your experience at Tyco as it relates to dealing with sales force integration issues, a variety of, you know, type of transactions involving, you know, working to achieve significant synergies over a short period of time, integrating organizations successfully and the like? Then maybe could you just give your view of the specific timeline for the cost savings that you referenced in the - that (Don) reference in the $5-$7 million?

Joseph DeVivo:	Surely. First of all, I have had the ability of being exposed to many different transactions, from a participant to a leader. I have viewed several transactions internally that U.S. Surgical has made. Also prior to leaving U.S. Surgical, I was the General Manager (Shirley, Davis & Geck) U.S. Surgical’s future business of about $350 million worldwide business and it was our

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Moderator: Jill Bertotti

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responsibility to carve out and develop a new division within the company and having to create the partners and having to develop things organically and hiring salespeople or carving them out of the organization, which was very complex, taking 15,000 SKUs and taking them down to about 4 or 5,000.

So, I’ve seen it internally. I’ve also seen it even prior to that when we were acquired by Tyco and I’ve learned some things that are the right way and learned some of the things I wouldn’t do. But there’s a lot of experience there, being in a very transactional and inquisitive culture.

In going to Computer Motion as well, that was a wonderful opportunity and I think the integration of the businesses between Computer Motion and U.S. Surgical went very well; it was very participative; it was very friendly; it was motivated through the transaction process. As much as I’ve learned from that process as well as the prior experience, we will be in place for that.

So, I understand what we need to drive cost savings. We need to drive top line; we need to have this business performing. I believe we’re not going to be wasting any time through the - we’re not going to waste any time making sure that our plans are in place, so when the close goes through, we’re going to execute.

Your question regarding how long it will take, you know, there’s going to be a period of time, post-deal, that will be a transition period. We hope that, by some time during the first quarter, we have entirely completed the business integration and we should start seeing the fruits of our labor then.

Wade King:	Okay, guys listen, thanks for the detail and congratulations.

Joseph DeVivo:	Thank you very much Wade.

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Moderator: Jill Bertotti

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Operator:	Your next question comes from Mark Smillie of Seidler.

Mark Smillie:	Morning guys, can you hear me?

Joseph DeVivo:	Good morning Mark, how are you?

Mark Smillie:	Good. Wade asked a number of questions that I had, but on the timing for the reps to come up to speed on both sides in terms of the products, is that in line with what you just answered for Wade in terms of first quarter ‘05? And along sort of with that is, in the meantime, I mean, we were looking for sort of an up tick in utilization of RITA’s products next quarter really start taking hold. Is all of that stuff still in play, or are we sort of kind of in a holding pattern until this gets integrated in the first quarter of ‘05?

Joseph DeVivo:	Thank you, Mark. Those are good questions. I’ll answer your last one first.

Until this deal closes, we are two independent companies. While we will develop plans as to what we will do after the close, you know, we have to deliver on our existing commitments. So, our sales force will be motivated to maintain their focus through the transaction.

We will close our second - both companies will close their second quarter independently, and it will be in the third quarter that we complete the merger. So, you know, we don’t intend to step back; we’re going to still service our business and execute our sales and marketing plans and I’m certain on both sides.

Regarding the sales force, you know, the sales force is a very viable asset and we’re going to - and I believe very strongly in investing in training and

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investing in the people who are going to represent and maintain the relationships that a merged entity will have. So, very quickly after the close, we will make sure that our changes are made and that the team is brought together and that a vision and a direction is delivered and an education is delivered so we can execute right away.

Mark Smillie:	Okay. The second question I had was on the savings. How much of the 5 to 7 is directly or public company expense savings, versus potentially lower manufacturing costs?

Joseph DeVivo:	I’m going to put that over to (Don). (Don)?

Donald Stewart:	At this point, Mark, I’m not going to get into too much detail because we need to complete the integration plans and that’s all. We gave it a fairly broad range. The manufacturing piece, at least initially, is not a big part. As (Bob) said before, the cost of being a public company is high, so that is a pretty big piece of the savings that, you know, if we complete the successful integration by the first quarter, we should see the bulk of those savings next year.

Mark Smillie:	Okay. Thanks a lot, you guys.

Donald Stewart:	Thanks Mark.

Operator:	Your next question comes form (Alan Stacey) of Triangle Investment Advisors.

(Alan Stacey):	Hello. Can you hear me?

Joseph DeVivo:	Yes. Hello (Alan).

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(Alan Stacey):	Hold on one second. Can you hear me now?

Joseph DeVivo:	Yes.

(Alan Stacey):	Okay. I apologize for that. I guess, from a RITA shareholder perspective, it seems like we are paying a premium to another company and yet the end result is they will have more of an equity in the combined company than us. If you look at the market reaction, which is somewhat typical but it seems that it is affecting our stock price pretty drastically today, could you, I guess, kind of give us some feedback on that angle, why it would be such a good deal for RITA? Or our shareholders I should say, versus the strategic benefit that you’ve mentioned?

Joseph DeVivo:	Right. Well, this is not a decision that we’ve made to impact our stock price today or yesterday, as I said, it’s a long-term decision to develop an organization that has chemical mass to deliver. I think once we are able to get more information out and people understand the strategic value of the deal and the size of the company that they will realize that this was a good and I’m sure, with the way the markets are today, that there’s going to be a little bit of uncertainty.

Horizon is a company that generates 28, $29 million in revenue; it’s almost two-thirds the size of RITA, 50% gross margin and they are generating cash. At the same time, they are supporting a very large sales organization and have incredibly complementary products.

So financially, it is, at this point in time, a much larger company than RITA and a company which has, you, know it contributes, if you put the companies together today without the synergies and cost savings, they will be contributing 60, 65% of the contribution into that new co.

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So, we think that, while there is a premium on this deal today, that ultimately the new co. will be benefiting by having 45 and hopefully will be growing to 50 and over million dollars in revenue. That post-transaction will be very profitable, generating cash and creating a lot of other opportunities for our shareholders. So, our management team and board felt it was worth it.

(Alan Stacey):	Okay, that’s all. Thank you.

Joseph DeVivo:	Thank you.

Operator:	Once again, if you would like to ask a question, please press star and the number 1 on your telephone keypad. Your next question comes from (Bob Frankfort) of Meyer Capital.

(Bob Frankfort):	Hi, gentlemen. I have a couple of questions for you. Two different areas - first, forgive me if you’ve already answered these questions, but I came on a bit late. The debt that’s due in ‘05 - what is the plan to pay it down?

Joseph DeVivo:	I’ll hand that one over to (Don). (Don)?

Donald Stewart:	Well, they’re both. Of course, a number of different approaches - the first is, of course, one - with the successful integration of the two entities in the first quarter, we believe we will be generating enough cash flow to pay that debt off in the summer through operations. But of course, never say never. There are other opportunities. We could eventually refinance debt or do other things to deal with that debt that’s due next summer. We take a very careful look at that and we’re quite comfortable that we have the resources as a combined entity to pay that debt off.

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(Bob Frankfort):	Did you try to renegotiate that to push it back with the other debt?

Donald Stewart:	As you can see in the press release, we pushed some of it out and we were successful at that. I should leave it at that for the time being. We believe we can pay it off of cash flow but there may be opportunities to refinance or do other things with that debt, yes.

(Bob Frankfort):	Okay. Who is the debt holder of that debt?

Donald Stewart:	Well, you can see that in Horizon’s public filings, that senior subordinated debt - the two million holders are Medtronic and ComVest and then there’s a series of other limited partners that own that debt.

(Bob Frankfort):	Okay. The second area of questioning is pertaining to the sales force. I’m more familiar with HMP’s products. My question is, how different are the product lines and how realistic is this for the sales force to sell both companies’ products?

Joseph DeVivo:	Well, the products, as we mentioned, have the same call points but they are different. The HMP products, as you know, are vascular access devices helping deliver regional and systemic drug infusions, chemotherapy, etc. The RITA part of the product line is generator which creates energy and attaches to a needle which can mechanically destroy a spherical bond with tissue. Again, there’s a different type of technology but we have a piece of capital under disposal and of course, the Horizon products are disposable.

Now, one of the ways to tap that sales synergy is that this merged entity will not be the first company that has both of these types of products in their bag. Boston Scientific has an oncology division, which has a radiofrequency ablation product line; they also have infusions ports and catheters very similar to Horizon.

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So, we know, because there is that model and a company out there doing right now what we intend to do in the future, so we have a very high degree of confidence that they are sales-synergistic, that they belong in the same salesperson’s bag, not just from a call point standpoint but from a strategic standpoint.

(Bob Frankfort):	So when you say from a call standpoint, meaning that you would call on the same type of buyer?

Joseph DeVivo:	Exactly.

(Bob Frankfort):	Who would have knowledge of the needs of both products?

Joseph DeVivo:	Yes.

(Bob Frankfort):	And could pull the trigger on buying both products?

Joseph DeVivo:	Yes.

(Bob Frankfort):	So it’s matter of the sales force learning how to sell the other product line?

Joseph DeVivo:	Correct. And when we say it’s a matter of, it’s not a matter that we have a high degree of concern about.

(Bob Frankfort):	Okay. Thanks guys.

Joseph DeVivo:	Thank you.

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Operator:	Your next question comes from (Dick Drury) of Constitution Research.

(Dick Drury):	Hi. Can you give me an indication; first off from the numbers in the RITA sales force, how many salespeople are there at RITA currently? Then I think we’ve more or less determined what the number of salespeople is; 43 sales reps in the U.S. for Horizon but first off, could we get a number for RITA?

Joseph DeVivo:	RITA had 21 direct salespeople.

(Dick Drury):	Okay, and Horizon has got 43, so Pro Forma in the U.S., you’re talking about roughly 64 salespeople. Is that —?

Joseph DeVivo:	It’s individual sales territories, yes. Then there’s management and marketing on top of that.

(Dick Drury):	What’s your guestimate about the overlap of salespeople in that combined sales force?

Joseph DeVivo:	You know, (Dick), unfortunately, it’s a little early to put that number out. I don’t think, even at this point, going through this negotiations, we have not gotten down to that level. We know that we will be able to maintain a much larger force than RITA’s. I don’t want to get into headcount at the moment.

(Dick Drury):	What’s your guestimate about what current RITA sales quota might be and from Mr. Wenzel what his current sales quota might be for his salespeople?

Joseph DeVivo:	Again, I think that would just allow us to do math and try to boil us back down to how many salespeople we will have.

(Dick Drury):	Okay.

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Joseph DeVivo:	There’s definitely going to be synergy, but there’s also - that’s not, you know, the only place where we’re going to see synergy; there’s a lot of other areas there to save costs. So, our intention is to build a strong sales and marketing organization, and we’re going to take the time over the next 90 days to get to know their people and them to get to know ours and try to build the best infrastructure possible.

(Dick Drury):	Okay. How about in terms of an anticipated sales call, would you expect the net result of the sales call now for the combined sales staff to generate higher revenues per sales call?

Joseph DeVivo:	Absolutely. I wouldn’t do the deal if I didn’t believe that.

(Dick Drury):	And so, two times would be potentially a realistic kind of number?

Joseph DeVivo:	I don’t know what that number would be, (Dick). I just know that both companies have a lot of local bandwidth and while they’re in a hospital, in front of a company, can do more than they’re doing today. So, we will see productivity on a cost side and also fortunately on the upside as well.

(Dick Drury):	Would you anticipate turnover in either sales force prior to the closing date?

Joseph DeVivo:	I hope not. I mean, I think there is a great opportunity for both sets of sellers in both organizations, and I would hope that we wouldn’t lose people; I would hope that they would stay focused, deliver on their existing plan and then, you know, be interested enough to see what this looks like because we’re pretty excited about what it can become.

(Dick Drury):	Who will be overseeing the sales force? Will it be you or Mr. Wenzel?

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Joseph DeVivo:	You know, we haven’t gone through, you know, I’m the CEO, so ultimately it, you know, we will be looking over it. There’s a lot of personnel issues that are a little bit too early to go into, but I will definitely have my fingerprint on it; (Bob) will have his fingerprint on it. At the end of integration, we would be delighted to tell you what our conclusions were.

(Dick Drury):	For Mr. Wenzel, my question is, in 2003, you had first-quarter sales growth year-over-year of 39%, followed by 7%, 42% and 33%. Why are those numbers so high for what appear to be slower growing markets? Is it because of the easy comparisons with preceding years, or is it because for the sales force was somehow reinvigorated and you had tons of new product? Why is the rate of change there so rapid? Is that sustainable, going forward?

Robert Wenzel:	In general, growth is sustainable. The 30% growth from 2002 and 2003 is probably more than we can sustain on a long-term basis, stand-alone, organically. I touched on it a little earlier, (Dick), as to why that growth was achieved. It really was the process of building a sales organization that could go out and properly represent the value-add of our products. That is really the reason why we were able to achieve that kind of growth.

(Dick Drury):	What was growth in the sales force from the year-end 2001 through the year-end 2003?

Robert Wenzel:	I believe we had about 25 salespeople in that period of time and we grew it to 43.

(Dick Drury):	So, there is there much turnover? Can you quantify the turnover?

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Robert Wenzel:	We’ve had adequate turnover. I think that, what I mean by adequate, I’m not being sarcastic; when you grow a sales organization at that rate, you are bound to make some mistakes. We have been very aggressive in firing reps who don’t deliver. We require that our reps are intelligent, hard-working and out there in the field hitting it hard. We tell them that in the beginning part of the interview process, so they know what they are getting into.

Our objective was to build a world-class sales organization and you don’t do that by having average players. We faired out the average players and I am really proud of the organization that we’ve gravitated to. So yes, our turnover has been high and it has been at our hand.

(Dick Drury):	Okay. What is your guess about - not your guess, what were your salespeople sales quotas in ‘03?

Robert Wenzel:	Let’s see. About 40% of our reps hit quota in ‘03 and I think, after that, it just turns into mathematics here.

(Dick Drury):	I got you. What was the quota?

Robert Wenzel:	We don’t set quotas across the board standards. Our quotas are a combination of the potential of a sales territory and also the momentum of a sales territory. As an example, if you’ve got a rep who is producing $100,000 a month in Atlanta, they’ve got a good territory with a lot of momentum.

Now, you could go to Chicago, where we don’t have nearly that kind of momentum and we have to adjust the quota so that it’s achievable. You just can’t go across the board and just set standard quotas. So our quotas are set individually by sales reps based on the potential in the territory and the momentum in it.

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(Dick Drury):	Okay, but would it be fair to say the range would be somewhere between, I don’t know, 750,000 and 1.5 million for the sales force?

Robert Wenzel:	Boy, they did really vary a lot. We started up a territory out in Arizona, and I believe that we started with a quota there with that was $30,000 a month because they were starting from a zero base, whereas we have quotas that are $100,000 a month. I’m not trying to sidestep your question; it’s just impossible to answer.

(Dick Drury):	Okay. What portion of your sales were recurring sales as opposed to just initial systems sales in ‘03? Do you have that breakdown?

Robert Wenzel:	I really don’t slice it that way. I’m not sure. Recurring by the same customer, (Dick)?

(Dick Drury):	Just, yes, in terms of the same customer but I mean, you’re selling a lot of catheters and what not that people chew up. Is almost all of your sales in recurring, or renewable type sales, as opposed to RITA’s, which you’re selling systems and then you are selling disposables? Is almost all of you stuff disposables?

Robert Wenzel:	Well, no. A port is implanted into the body as, of course, is a catheter, and needles are, you know, they are disposed after they are used.

I think that probably the best way to answer your question is to say that, you know, we sell our products - the value-add of our products, so all of our products have an advantage of some sort. Once we convince the buyer, that surgeon or that surgical oncologist or the interventional radiologist, once we convince them that our product is the best, they continue to buy that product

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because they’re buying it out there not because it’s the lowest-priced product in the marketplace but they see the advantage and they understand the advantage, and that advantage makes a difference to them. So we do have a lot of repeat customers, and I think that answers your question.

Joseph DeVivo:	(Dick), in the way that we’ve defined it in the past, they are all -.

(Dick Drury):	Got you. They are all consumables.

Joseph DeVivo:	They are all consumables.

(Dick Drury):	Thank you.

Joseph DeVivo:	Thanks (Dick).

Operator:	Your next question comes form Dave Turkaly of WR Hambrecht.

Dave Turkaly:	Good morning. I wanted to ask a quick one on the Medtronic distribution deal that Horizon has. Does that cover the SynchroMed pump or is just the IsoMed constant-flow device?

Robert Wenzel:	I will take that one, (Joe).

Joseph DeVivo:	Yes, (Bob), please.

Robert Wenzel:	The IsoMed is a fixed-delivery pump that delivers chemotherapy directly into the liver. The SynchroMed pump, as you alluded to, is a programmable pump that is programmable from outside the body. The distribution agreement we have with Medtronic only covers the IsoMed fixed-delivery pump. We have what we refer to as a co-promote agreement with Medtronic where we go out

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and we act as more or less of a bird dog for them because of the common call point. The co-promote basically boils down to us finding leads for that Medtronic salesperson and then turning that lead over to them.

Dave Turkaly:	For commission?

Robert Wenzel:	For a commission, yes.

Dave Turkaly:	Okay. And when you look at your port and access business, could you just help us understand? It looks like ports are somewhere around 18 million in sales last year. What are the main products there? What’s driving the growth and what kind of share do you think you have today in that market? Thanks.

Robert Wenzel:	Yes, we see a shift in our port business and we really focus in on the caregiver who really wants to provide a value-add. And the key technology that we have here, the intellectual property that we own is something we refer to as Vortex.

And basically, that prevents the buildup of sludge in the port. Many times, if a port becomes clogged, it has to be removed and another port put in. And the benefit for us is that our ports have this Vortex technology that allows them to be used for a much greater length of time than a standard port. So what we see is we see a shift of our port business moving from the standard conventional port to the more expensive and higher profit margin Vortex port.

Dave Turkaly:	Would you say that, of your 18 million in ‘03 sales, what percent of that is Vortex?

Robert Wenzel:	About 60%.

Dave Turkaly:	Sixty? Okay, thanks.

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Robert Wenzel:	You are welcome.

Operator:	Your next question comes from Wade King of Wells Fargo.

Wade King:	Hi, guys. Can you hear me?

Joseph DeVivo:	Yes.

Wade King:	Just a couple of follow-up questions.

Joseph DeVivo:	Sure.

Wade King:	As it relates to the companies that are focused on device oncology products, Boston’s obviously out there with about 150 million of revenue in this area and presumably about close to 100 reps. Aside from Boston, assuming that you are able to successfully integrate the companies, looking ahead, will there be anybody else as big as you folks are in this area?

Joseph DeVivo:	I don’t believe so. I do believe that Boston has about 65 reps. I don’t think it’s over 100. If it is, please tell me, but our knowledge is they have about 65 sales reps, about 110, $120 million. So, yes, this would make us a strong Number Two in this segment from overall revenues and market leadership and radiofrequency ablation, so it’s a good position and it’s a good position to build on.

Wade King:	Okay. Thank you. Following up on one of (Dick’s) questions, maybe you could give us, if you have the information available, what is the average sale per account for RITA versus Horizon? Is that something that you could give to us?

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Joseph DeVivo:	I don’t know that either company has communicated that publicly and I’m not sure that right now is actually a good opportunity to do so. I think it’s - there’s a huge range and to tell you the truth, I don’t even know if we have it in front of us to be able to give to you. I’m sorry I don’t think that’s something (unintelligible), not that we don’t want to but -.

Wade King:	Right.

Joseph DeVivo:	I would think that, with the concentration of customers, that in aggregate if you averaged out overall sales by that customer, that RITA would have a higher concentration of sales per customer but I don’t know if that answers your question.

Wade King:	Okay, and a question for (Bob), you mentioned that the - you know, of your port sales, 60% Vortex and it’s got a feature there that helps to “prevent, sludging and thus enhance the longevity of the device (unintelligible) the need for repeat procedures”. One, is this well protected from an IP standpoint too? Is this a - given this is a rather competitive market, is this something that helps that definitely is a differentiating factor that helps you, you know, to win over customers because of this? Are you taking share in this competitive market? Can you give us your insights here, please?

Robert Wenzel:	You bet. The port market is somewhere between a 90 and $100 million market. The biggest customer in that - not customer, the biggest competitor we have in that market is Bard and then behind them is a company called (Sims Deltech). We believe we’ve got about 20 to 25% market share in that market, and we believe it’s growing because we have a superior port. I would say that our intellectual property is as solid as it gets; I don’t see where that can be eroded.

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Wade King:	Okay, very good. Another question, you know, (Joe), could you lay out, in as much detail as you are willing here, other cost reductions, you know, that you expect to achieve for the combined company? What percent of that will come from the G&A side? What percent of that will come from sales and marketing or other?

Joseph DeVivo:	Well, again, it’s a great question, Wade, and more than that, it’s just a little bit too early for us to go into. You know, we’ve a lot of work to do over the next 90 days, a lot of communications with employees and with the whole integration process. It comes from all buckets in general. I’ll give you - or even have that at my fingertips for this call the broken out percentages, but in general, it comes from all buckets.

Anywhere that there is a duplication, we will identify synergies. The desire is to do so without undermining or hurting the core of the business. There’s very large corporate expenses, G&A expenses, operational expenses, sales and marketing expenses; it really comes across the board in a transaction like that.

Wade King:	Okay. Very good. Once again, this $5-7 million of cost savings, I presume that excludes any potential benefits that you achieve in the combined operations of the companies, going forward, as it relates to taking advantage of a low-cost facility in Georgia that is operating only on a single shift. So, there’s nothing in terms of this as relates to COGS specifically that’s a part of your plan towards achieving, you know, profitability by early next year; it’s all expense on the SG&A side. Is that right?

Donald Stewart:	Hello Wade, this is (Don). I think that’s a good assumption. We still have a lot of homework to do on the COGS side and the manufacturing, but most of what we’ve looked at, I mean a big chunk of the savings is that it’s public

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company costs. I know you follow small companies; you have a general idea of what it costs to be a public company, not just the cost, you know, you have to include the insurance cost and the like, so those are, you know, when you do this and go through negotiations, those are the most obvious and that’s a big part of it. So, the rest of that is in the future - the other synergies that we’re going to get.

Wade King:	Okay, and (Bob), you alluded to one shift that you operated in your Manchester facility and just a minor detail - is that an eight-hour, ten-hour, twelve-hour shift?

Robert Wenzel:	It’s one eight-hour shift.

Wade King:	One eight-hour shift. Very good. As it relates to the schedule per paying off the 6.5 million in July of ‘05, just to clarify, in the combined companies’, your starting cash position is approximately $10 million. Is that right? Cash and securities? That’s about 8, 7 million from RITA and HMP about $1.5 million. Is that correct, or 9 to 10 million?

Joseph DeVivo:	That’s from the March announcement, right?

Wade King:	Yes.

Joseph DeVivo:	Yes.

Wade King:	A last question, please? (Bob), you mentioned that about 40% of your sales, either by units or dollar volume, are to the interventional radiologists as opposed to the oncologists. (Joe) and (Don), this has been an area that you are less well represented. Given the bone CPT code and the like and the need to build a distribution and a stronger to the interventional radiologists, it would

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seem like this would be helpful to you, certainly as relates to driving a bone tumor related sales, given you will assume a lot of reps that are calling aggressively interventional radiologists right now.

Joseph DeVivo:	Wade, I will tell you, one of the greatest frustrations we deal with on a daily basis is we feel that we leave a lot of opportunity on the table. We are limited by the amount of people and the amount of critical mass we have. We feel that there are places we haven’t gone, people we haven’t seen, and also not having as strong a link with the medical oncology specialty.

It’s one of the very strong drivers of this transaction is to have the critical mass and to develop that access because, as you know, we have opportunities in breadth and in liver and in lung and in kidney and unifibroids and just are biggest challenge is not what to do, it’s what not to do.

By growing the organization, it develops a larger platform that helps continue to market the vascular access products and we create a greater audience for ablation. (Bob) had mentioned earlier, it really is a win at all different levels, operationally and strategically, for our business. We fully intend, as a management team, to extract those strategic benefits.

Wade King:	Okay and just to clarify, while you certainly will have a lot of other opportunities, looking ahead in surgical oncology products and interventional radiology products focused on cancer, clearly you’ve got your plate full for the time being. And I assume that investors don’t need to consider that you’re going to seriously entertain any other significant opportunity adding to the platform here that you’re going to focus on achieving profitability near-term and successfully integrating the organization before you - these two organizations before you take on anything else.

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Joseph DeVivo:	Our focus is to deliver a successful integration, absolutely. We to look at all, you know, we understand the task ahead of us. I think we’re very well prepared for it and our goal is to deliver to streets who are our collective investors a good company with good people who are going to build a marketplace, who are going to make money and great a lot of opportunities. When we are ready, if the opportunity comes to us to bring other technologies in, we’re going to do it.

Wade King:	Okay, very good. Thanks guys.

Joseph DeVivo:	Thanks Wade.

Robert Wenzel:	Thanks Wade.

Operator:	Your next question comes from (Craig Knob) of Shore Water Limited.

(Craig Knob):	Thank you and good morning, gentlemen. A couple of quick admin questions, if you don’t mind. You mentioned due diligence. I am assuming that it is completed that there’s no outstanding due diligence issues in the merger agreement at all?

Joseph DeVivo:	Correct. We signed a definitive agreement last night.

(Craig Knob):	Okay. And perhaps, Mr. Wenzel, you could tell me whether there were any other potential partners considered before you settled on RITA?

Robert Wenzel:	(Craig), I would just as soon not get into that. One of the things that we looked at and I continue to look at and I’m looking forward to talking to (Joe) about are some of the products that we’ve investigated and some of the other partnering relationships. And, you know, it’s certainly our Number One

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priority is going to achieve a successful integration of these two companies, but there’s frankly a lot of products out there that are looking for a way to the marketplace. The call points that we have - those people buy a lot of different products. I think this oncology platform is really being in the right place at the right time. There’s a lot of opportunities out there to increase the breadth of our product line.

(Craig Knob):	That’s fair enough, thank you. The HSR review, which you say you are not subject to, I presume that is based on revenue. Is it?

Joseph DeVivo:	Yes, we wouldn’t qualify even if it was because we are under 100 million but also, we’re not in competitive, you know, we don’t have any —.

(Craig Knob):	There’s no antitrust issues?

Robert Wenzel:	There aren’t any whatsoever.

(Craig Knob):	But you are saying specifically that you’re not going to be subject to the review?

Joseph DeVivo:	Yes, we are.

(Craig Knob):	Administratively anyway.

Joseph DeVivo:	Yes, we are.

(Craig Knob):	Just finally, with regard to the voting requirements, do both companies require a simple majority or is it more complicated than that?

Joseph DeVivo:	A simple majority.

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(Craig Knob):	The lockups that you have in respect of what I think is more than 50% of your shareholders, Mr. Wenzel, does that mean that you are going to be looking for 50% of disinterested shareholders (unintelligible)?

Robert Wenzel:	The holding agreements that we have in place virtually assure the passing of this merger.

(Craig Knob):	From your point of you.

Robert Wenzel:	From our point of view, right. That’s correct.

(Craig Knob):	All right. Thank you very much, gentlemen. It looks like a great fit and good luck with it.

Robert Wenzel:	Thanks so much.

Operator:	Your next question is a follow up question from (Dick Drury) of Constitution Research.

(Dick Drury):	I’m all set. Thank you.

Operator:	At this time, you have no further questions.

Joseph DeVivo:	Well, I’d like to conclude this but first of all, thank you for so many of you being on the call. I know that this looks like that this is a - looks like a complex transaction. You know, this is a very positive transaction where we can take two companies and create one very strong company.

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Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

In today’s day and age, I believe that the quicker we get to profitability, the quicker we get the critical mass and also enhance our strategic value to grow our business for the better. I think this transaction assures that for both RITA and HMP shareholders, and I think that I’m very excited to be a part of this transaction and believe that it will produce some great results.

So, I look forward to giving you updates in the future and thank you very much for joining the call.

Operator:	This concludes today’s conference call. You may now disconnect.

END

Additional Information About the Merger and Where to Find It

In connection with RITA Medical Systems’ proposed merger with Horizon Medical Products, RITA intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger.

INVESTORS AND SECURITY HOLDERS OF RITA MEDICAL SYSTEMS AND HORIZON MEDICAL PRODUCTS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RITA MEDICAL SYSTEMS, HORIZON MEDICAL PRODUCTS, AND THE MERGER.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by RITA or Horizon with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investor and security holders may obtain free copies of the documents (when they become available) filed with the SEC by RITA Medical Systems by directing a request to: RITA Medical Systems, Inc., 967 North Shoreline Blvd., Mountain View, California, 94043, Attn: Don Stewart. Investors may obtain free copies of the documents (when they become available) filed with the SEC by Horizon Medical Products by directing a request to: Horizon Medical Products, Inc., One Horizon Way, Manchester, Georgia 31816, Attn: Robert Wenzel.

RITA MEDICAL SYSTEMS INCORPORATED

Moderator: Jill Bertotti

05-13-04/10:00 am CT

Confirmation # 7453603

RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of RITA Medical Systems and Horizon Medical Products in favor of the merger. Information about the executive officers and directors of RITA Medical Systems and their ownership of RITA Medical Systems common stock is set forth in the RITA Medical Systems’ Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Information about the executive officers and directors of Horizon Medical Products and their ownership of Horizon Medical Products common stock is set forth in the Horizon Medical Products’ Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.